KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

RECEIVED
2004 MAY -6 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 April, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

04024897

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 28 April, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

5/6

FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE ANNOUNCEMENT 1
28 April, 2004 1.00 p.m.

KCI KONECRANES REDUCES THE ROUND LOT OF ITS SHARE

KCI Konecranes Plc has applied to Helsinki Exchanges for the reduction of the round lot size of its share (trading code KCI1V) from the current 100 to 50 shares. The change will be valid as of April 30th, 2004.

With a reduction of the round lot size KCI Konecranes wants to make it easier to invest in the KCI Konecranes share, increase trading volume and thereby improve the liquidity of the share.

The shares of KCI Konecranes Plc are listed on Helsinki Exchanges. KCI Konecranes has only one class of shares and each share entitles to one vote. The total number of shares is 14,308,630.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2003, Group sales totalled EUR 665 million with 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMAION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040, Fax +358 20 427 2099

DISTRIBUTION
Helsinki Exchanges
Media